SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between September 1, 2019 and September 30, 2019 the only  transactions with securities and derivatives were those presented below, in     compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors		( ) Executive Officers		( ) Fiscal Committee and Statutory Committees	(X) Controlling Shareholders
Initial Balance
Securities / Derivatives		Securities Characteristics		Quantity
Shares		Common		2,863,682,675
Shares		Preferred		104,948,716
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives		Securities Characteristics		Quantity

Shares		Common		2,863,682,675
Shares		Preferred		104,948,716
*Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.
Company Name: SMILES S.A.
Company and Related Persons		( ) Board of Directors	( ) Executive Officers		( ) Fiscal Committee and Statutory Committees	(X) Controlling Shareholders
Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity
Shares	Common			65,316,525
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivative	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics			Quantity
Shares	Common			65,316,525

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Instruction # 358/2002

Between September 1, 2019 and September 30, 2019 the only  transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	(x) Board of Directors	( ) Executive Officers		( ) Fiscal Committee and Statutory Committees	( ) Controlling Shareholders
Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity
Shares	Common			35
Shares	Preferred			0

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics			Quantity

Shares	Common			35
Shares	Preferred			0

* Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Instruction # 358/2002

Between September 1, 2019 and September 30, 2019 the only  transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors	(X) Executive Officers	( ) Fiscal Committee and Statutory Committees	( ) Controlling Shareholders

Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity
Shares	Common			0
Shares	Preferred			657,141
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)
Shares	Preferred	Banco Itaú	Stock option	Sep. 3 2019	46,294	R$ 2.62	R$121,290.28
Shares	Preferred	Banco Itaú	Sell	Sep. 4 2019	46,294	R$ 31.87	R$1,475,183.60
Shares	Preferred	Banco Itaú	Stock option	Sep. 10 2019	210,000	R$ 2.62	R$550,200.00
Shares	Preferred	Itau Corretora	Stock option	Sep. 5 2019	20,200	R$2.62	R$ 52,924.00
Shares	Preferred	Itau Corretora	Sell	Sep. 9 2019	20,200	R$33.13	R$669,226.00
Shares	Preferred	Itau Corretora	Stock option	Sep. 9 2019	235,786	R$2.62	R$617,759.32
Shares	Preferred	Itaú Corretora	Stock option	Sep. 6 2019	675,932	R$2.62	R$1.770.941,84
Shares	Preferred	Itau Corretora	Sell	Sep. 6 2019	675,932	R$34.70	R$23.516.549,54
Final Balance
Securities / Derivatives	Securities Characteristics			Quantity

Shares	Common			0
Shares	Preferred			1,102,927

* Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Instruction # 358/2002

Between September 1, 2019 and September 30, 2019 the only  transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors	( ) Executive Officers	(x) Fiscal Committee and Statutory Committees	( ) Controlling Shareholders

Initial Balance
Securities / Derivatives	Securities Characteristics	Quantity
Shares	Common	0
Shares	Preferred	0

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics	Quantity

Shares	Common	0
Shares	Preferred	0

* Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.